SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2012

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby calls the extraordinary general meeting of shareholders pursuant to a board resolution adopted on December 22, 2011, and seeks the attendance of its shareholders:

1.	Date / Time: February 20, 2012 / 2:00 p.m. (Seoul Time)

2.	Location: 167 Samseong-dong, Gangnam-gu, Seoul 135-791, KEPCO headquarters

3.	Meeting agendum: Election of a standing director(sangim-isa in Korean)

4.	Details of information:

(One of the two following candidates will be elected as a standing director at the extraordinary general meeting of shareholders.)

Nominee	Details of Information
Koo, Bon-Woo

—   Date of Birth: May 2, 1955

—   Current Position

-   Vice President of Transmission Strategy Office, KEPCO

—   Previous Positions

-   General Manager of Transmission Planning Office,

Daejeon-Chungnam District Division, KEPCO

-   General Manager of Transmission Operation Team, KEPCO

—   Education: Bachelor of electrical engineering, Chung-Ang University

—   Nationality: Republic of Korea

Joe, Seong-Hoon

—   Date of Birth: June 16, 1954

—   Current Position

-   Vice President of Daegu-Gyeongbuk District Division, KEPCO

—   Previous Positions

-   Vice President of Transmission Operation Department, KEPCO

-   Vice President of Daegu Transmission & Distribution Construction Head Office, KEPCO

—   Education: Bachelor of electrical engineering, Hanyang University

—   Nationality: Republic of Korea

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Shin, Chang-Keun
Name: Shin, Chang-Keun
Title: Vice President

Date: February 3, 2012